Mail Stop 4561

December 22, 2006

Mr. John R. Emery
Chief Financial Officer,
inVentiv Health, Inc.
200 Cottontail Lane
Vantage Court North
Somerset, NJ 08873

> **Re:** **inVentiv Health, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-30318**

Dear Mr. Emery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 8 – Financial Statement and Supplementary Data

Consolidated Statements of Cash Flows, page 27

1. We note that you changed your presentation of your consolidated statements of cash flows in 2005 to separately present the cash flows from discontinued operations within the categories of operating, investing, and financing activities. We also note that you now begin your reconciliation to operating cash flows with net income from continuing operations. In future filings please adjust net income, rather than net income from continuing operations, when reconciling to operating cash flows. For reference please see paragraph 28 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

inVentiv Commercial, page 29

2. You disclose that most of your Ventiv Pharma Teams contracts specify a separate fee for the initial "deployment phase" of a project and that you consider the "deployment phase" of your detailing contracts to be a separate and distinct earnings process and recognize the related revenues throughout the "deployment phase." Please explain to us how you determined that the "deployment phase" and "promotion phase" within your arrangements qualify as separate units of accounting. Please cite the relevant accounting literature in your response as appropriate.

Goodwill and Other Intangible Assets, page 30

3. Please tell us and in future filings please expand your disclosure to include a discussion of how you perform your goodwill impairment test.

Note 3 – Acquisitions, page 32

4. We note that you will be obligated to make certain earn-out payments, which may be material, contingent on inChord's performance measurements from 2005 through 2007. We also note that Blane Walter is one of the former shareholders of inChord that will receive the additional earn-out payments, and he has served as the President and Chief Executive Officer of inVentiv Communications since the acquisition of inChord Communications, Inc. Please tell us how you considered EITF 95-8 when determining how to record the amounts paid or that

will be paid to Blane Walter based on the performance of inChord subsequent to your acquisition. Please provide us with at detailed analysis that addresses each of the factors in EITF 95-8.

Note 7 – Goodwill and Other Intangible Assets, page 34

5. We note that you acquired $58 million of intangible assets representing customer relationships through acquisitions in 2004, 2005, and 2006. We also note that the weighted average amortization period of these assets is around 11 years. Please provide us with management's justification for the assigned useful lives of these intangible assets and the amortization method that you are using. Please include an analysis of your attrition rates of your customers.

Note 12 – Commitments and Contingencies, page 36

6. In your 8-K/A dated December 22, 2005, you disclose that inChord executed a Special Bonus Plan with certain of its executives in September 2005 and that the plan is based on prior service rendered by the executives to inChord and became effective upon the closing of a sale of the capital stock of inChord to a third party. You also disclose that the potential bonus of $15 million is based upon inChord achieving specified financial targets during 2005 through 2007. Please tell us if the inChord executives that are party to this agreement are obligated to remain employed by your company through 2007 in order to receive the bonus payments. Please additionally file the Special Bonus Plan agreement as an exhibit in future filings as required by Item 601 of Regulation S-K.

Note 13 – Common Stock and Stock Incentive Plans, page 37

7. You disclose that you engaged an independent consultant to analyze your expected volatility and expected life of stock options and that you based your conclusions regarding the expected volatility and expected life of your stock options on those results. In this regard, it appears that you have relied upon your valuation specialist as an expert. Please amend your filing to include the name of the valuation specialist.

Form 10-Q for the quarter ended September 30, 2006

Note 13 – Commitments and Contingencies

8. You disclose that in June 2006 in conjunction with an extension of a 60-day stay regarding the Weld case, the Weld court entered orders recertifying the class, permitting the class claims to go forward, and ultimately permitting one of the original named class plaintiffs to remain. We note that you revised your disclosure to state that no matters outstanding as of September 30, 2006 are

"likely" to have a material adverse effect on the results of operations or financial position of your company. Please clarify for us whether you believe that an unfavorable outcome for your company regarding this case is probable, possible, or remote as required by paragraphs 8-10 of SFAS 5. Please note that if there is at least a reasonable possibility that a loss may have been incurred your disclosure should give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief